# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCI Engineered Materials, Inc., CIK 0000830616
CUSIP: 78402S108
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2839 CHARTER STREET, COLUMBUS, Ohio (OH), 43228
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0000905223
Persons authorized to receive notices and communications: Curtis A. Loveland, 41 S. High St., Ste. 2800, Columbus, Ohio (OH), 43215, 6142272004

## Reporting persons
- LOVELAND CURTIS A (CIK 0000905223): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 158,656; shared voting power 0; sole dispositive power 158,656; shared dispositive power 0; aggregate amount beneficially owned 158,656 (3.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: SCI Engineered Materials, Inc.
Address of issuer's principal executive offices: 2839 CHARTER STREET, COLUMBUS, Ohio (OH), 43228

## Item 2. Identity and Background
Name of person filing: Curtis A. Loveland
Residence or business address: 41 S. High Street, Columbus, Ohio 43215
Present principal occupation or employment: Mr. Loveland's principal occupation is an attorney with the law firm of Porter Wright Morris & Arthur LLP, 41 South High Street, Columbus, OH 43215.
Criminal convictions in the last five years: During the last five years, Mr. Loveland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Loveland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Loveland is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As the trustee of the generation-skipping irrevocable trusts of Edward R. and Ingeborg V. Funk, Mr. Loveland beneficially owns 158,656 shares of the Company's Common Stock. Mr. Loveland expressly disclaims beneficial ownership of these shares,

## Item 4. Purpose of Transaction
Purpose of transaction: See Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Loveland beneficially owns 158,656 shares of the Company's Common Stock in the aggregate, representing 3.5% of the outstanding shares. These shares are beneficially owned by Mr. Loveland as the Trustee of the generation-skipping irrevocable trusts established by Edward R. and Ingeborg V. Funk (Mr. Loveland expressly disclaims beneficial ownership of these shares).
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Loveland has sole power to vote and dispose of 158,656 shares of Common Stock.
Transactions in the class effected during the past sixty days:
11/12/2025 - Sale 25,000 Shares - weighted average price of $5.00
12/04/2025 - Sale of 15,000 shares - weighted average price of $5.00
12/05/2025 - Sale of 4,070 shares - weighted average price of $5.00
12/08/2025 - Sale of 21,030 shares - weighted average price of $5.00
12/09/2025 - Sale of 600 shares - weighted average price of $5.00
12/10/2025 - Sale of 1,400 shares - weighted average price of $5.00
12/11/2025 - Sale of 14,600 shares - weighted average price of $5.00
12/12/2025 - Sale of 15,000 shares - weighted average price of $5.00
12/15/2025 - Sale of 20,000 shares - weighted average price of $5.00
12/22/2025 - Sale of 3,450 shares - weighted average price of $5.20
12/24/2025 - Sale of 550 shares - sale price $5.40
12/29/2025 - Sale of 100 shares - sale price $5.50
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 12/08/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- LOVELAND CURTIS A: /s/ Curtis A Loveland, Reporting Person (02/12/2026)